FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MARCH 7, 2007

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the Financial Year 2006
Summary
Group Review
Consolidated Balance Sheets
Consolidated Statements of Operations*
Consolidated Statements of Cash Flows
Consolidated Statement of Changes in Stockholders ´ Equity
Net Debt
Reconciliation from Adjusted EBITDA to Net Income
Operating Results by Segment*
Capital expenditure*
Personnel
Operational Data Wireline
Operational Data Wireless*
Operational Data Wireless
SIGNATURE

Results for the
Financial Year 2006

Highlights

•	Revenues increase by 9.0% to EUR 4,759.6 million

•	Adjusted EBITDA rises by 8.4% to EUR 1,906.8 million including exceptional items of EUR 26.5 million

•	Operating income grows by 24.6% to EUR 772.4 million

•	Net income increases by 37.4% to EUR 561.8 million, including one-off tax benefits of EUR 43.6 million

•	Proposed dividend increases by 36.4% to EUR 0.75 per share for 2006

•	International operations and consolidation of Mobiltel drive growth

•	Stable wireline revenues due to strong broadband and international wholesale business

•	Resolution to cancel 8% of treasury shares within 30 days

Note: All financial figures are based on IFRS; if not stated otherwise, all comparisons are given year-on-year.
Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.

Summary

in EUR million	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

Revenues	1,199.3	1,168.4	2.6%	4,759.6	4,365.2	9.0%

Operating income	76.7	59.6	28.7%	772.4	619.7	24.6%

Net income	63.3	38.7	63.6%	561.8	408.9	37.4%

Adjusted EBITDA*	375.1	381.5	-1.7%	1,906.8	1,758.5	8.4%

Earnings per share (in EUR)	0.14	0.09	55.6%	1.19	0.84	41.7%

Capital expenditure	575.3	249.6	130.5%	996.7	627.6	58.8%

in EUR million	Dec. 31, 06	Dec. 31, 05	% change

Net debt	3,169.0	3,113.7	1.8%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 4Q 2006”) are available on our website at www.telekom.at
Results for the first quarter 2007 will be announced on May 16, 2007
Contacts:
Investor Relations
Peter E. Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19001
E-Mail: peter.zydek@telekom.at

Corporate Communications
Elisabeth Mattes
Telekom Austria Group’s Spokeswoman
Tel: +43 (0)1 33161 2730
E-Mail: e.mattes@mobilkom.at

Vienna, March 6, 2007 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the Financial Year 2006 and the fourth quarter ending December 31, 2006.
Year-on-year comparison:
During 2006, revenues increased by 9.0% to EUR 4,759.6 million. Operating income grew by 24.6% to EUR 772.4 million as a result of strong contribution of the wireline and wireless segments.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 8.4% to EUR 1,906.8 million including exceptional items for the amount of EUR 26.5 million for a voluntary termination and option incentive program and a newly introduced employee participation program.
Net income grew by 37.4% to EUR 561.8 million during 2006. Earnings per share increased by 41.7% to EUR 1.19 compared to 2005.
Capital expenditure for tangible and intangible assets increased by 58.8% to EUR 996.7 million during 2006 mainly due to the acquisition of the 3rd mobile license in Serbia for EUR 320 million.
Net debt increased by 1.8% to EUR 3,169.0 million at the end of 2006 following the acquisition of the license in Serbia.
The management board of the Telekom Austria Group will recommend to the annual general meeting to increase the dividend by 36.4% to EUR 0.75 EUR compared to the last year.
Quarterly comparison:
Revenues increased by 2.6% to EUR 1,199.3 million during 4Q 06 compared to 4Q 05.
Operating income rose by 28.7% to EUR 76.7 million during the reporting period as a result of an increase in wireless operating income by 5.7% as well as a lower operating loss in the wireline segment. Adjusted EBITDA declined by 1.7% to EUR 375.1 million in 4Q 06 due to exceptional items for the amount of EUR 26.5 recorded in 4Q 06. This amount included EUR 16.4 million for a voluntary termination and option incentive program and EUR 10.1 million for a newly introduced employee participation program.
Net income rose significantly by 63.6% to EUR 63.3 million in 4Q 06 due to a higher operating income as well as positive effect of reforms in income tax in the amount of EUR 34.9 million in Bulgaria and Slovenia. Earnings per share increased by 55.6% to EUR 0.14 in 4Q 06.
Capital expenditure for tangible and intangible assets increased from EUR 249.6 million to EUR 575.3 million during 4Q 06 compared to the fourth quarter of the previous year due to the acquisition of the license in Serbia for EUR 320 million.

2    Telekom Austria Group: Results for the Financial Year 2006

Group Review
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 20
Revenues and operating income by segment
Wireline
Year-on-year comparison:
Revenues in the wireline segment remained almost stable at EUR 2,119.5 million during 2006 compared to EUR 2,123.9 million during 2005 as higher revenues from Internet access & media and wholesale voice telephony & Internet could almost offset lower revenues from switched voice traffic and switched voice monthly rental & other.
Operating income grew by 36.3% to EUR 92.8 million during 2006 compared to the same period last year mainly because lower depreciation and amortization charges offset higher employee costs.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 7.6% to EUR 729.4 million during 2006 compared to the previous year’s period primarily driven by higher employee cost including exceptional costs in the amount of EUR 24.7 million. This amount included costs of EUR 16.4 million for the voluntary termination and option incentive program and EUR 8.3 million for the employee participation program for 2007 recorded in 4Q 06.
Quarterly comparison:
The wireline segment continued to show ADSL access line growth despite a very challenging market environment, with net adds reaching 23,600 during 4Q 06. The number of ADSL access lines (including 122,300 wholesale lines) grew by 20.8% to 693,600 as of December 31, 2006 compared to 574,300 at the end of 2005.
ADSL average revenues per user (ADSL ARPU) declined by 3.1% to EUR 28.8 in 4Q 06 due to a shift in customer mix from higher priced packages towards entry level packages. Charges for extra download volume above the volume included partly offset the decline in ADSL ARPU.
The number of unbundled lines rose by 56.1% to 199,600 at the end of December 2006 compared to the previous year.
Fixed to mobile migration together with lower number of total access lines led to a decline of voice minutes by 10.6% to 1.1 billion in 4Q 06 compared to the same period of the previous year. The migration of dial-up customers to higher value broadband products was the main reason for the decline of total minutes including Internet dial-up by 19.9% to 1.4 billion.
Telekom Austria’s market share was 56.9% at the end of December 2006. This was a result of successful retention as the overall market declined more strongly than Telekom Austria’s minutes. Total market share including Internet dial-up stood at 56.8% at the end of December 2006.
At the end of December 2006, total access lines fell by 5.7% to 2,642.6 million compared to the end of 2005.

Wireline
in EUR million	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

Revenues	535.5	532.4	0.6%	2,119.5	2,123.9	-0.2%

Operating income	-37.6	-48.7	-22.8%	92.8	68.1	36.3%

Adjusted EBITDA*	129.2	152.6	-15.3%	729.4	789.4	-7.6%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the Financial Year 2006    3

The rate of decline increased compared to last periods due to the higher migration to mobile and unbundling operators.
In order to secure its access line base, Telekom Austria launched new broadband entry-level products to address dial-up customers as well as broadband products with higher bandwidth, more data volume for residential and business customers including a flat rate product with unlimited data credit. Furthermore Telekom Austria also introduced aonAlarm Service in 2006 enriching the traditional access line with alternative use.
Wireline revenues increased slightly by 0.6% to EUR 535.5 million during 4Q 06 compared to the same period last year. Higher revenues from wholesale voice telephony & Internet and Data & IT solutions including wholesale as well as Internet access & media more than offset lower revenues from switched voice traffic and switched voice monthly rental & other.
Switched voice traffic revenues decreased by 10.1% to EUR 88.1 million as a result of a lower traffic volume and lower tariffs as reductions of mobile termination rates were passed on to fixed line customers. The average voice tariff declined from 7.7 cents per minute in 4Q 05 to 7.6 cents mainly as a result of lower fixed-to-mobile tariffs following the reduction of termination rates. Higher national tariffs could partly offset this decline.
Revenues from switched voice monthly rental & other declined by 5.0% to EUR 126.6 million as a result of a decrease in total access lines.
Revenues from payphones & value added services in 4Q 06 remained almost stable at EUR 11.1 million compared to EUR 11.2 million in 4Q 05.
The increased demand for corporate customer solutions in Austria and abroad led to an increase in revenues from data & IT-solutions including wholesale by 4.1% to EUR 115.6 million.
Revenues from Internet access & media grew by 6.8% to EUR 70.5 million supported by an increase in ADSL lines.
Wholesale voice telephony & Internet revenues grew by 11.4% to EUR 89.8 million. This increase was mainly driven by higher international wholesale revenues as approximately 30% more minutes were terminated in international networks. A strong growth of international transit business led to an increase in transit minutes by 33%. Revenues from wholesale Internet could be increased by 2.6% due to a growth of broadband revenues despite a lower number of dial-up access lines.
Due to a strong business for terminal equipment other wireline revenues increased by 4.3% to EUR 33.8 million.
Operating loss was reduced from EUR 48.7 million in 4Q 05 to EUR 37.6 million in the reporting period mainly due to lower depreciation and amortization charges partially offset by higher employee costs.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined by 15.3% to EUR 129.2 million in 4Q 06 including exceptional costs of EUR 24.7 million. This amount included EUR 13.0 million for a voluntary termination incentive program, EUR 3.4 million for a voluntary option incentive program to civil servants and EUR 10.1 million for the employee participation program for 2007 recorded in 4Q 06. The employee participation program introduced in December 2006 is intended to curb future wage inflation as shares allocated to employees are not subject to valorization.
At year-end 2006 Czech On Line had 148,200 subscribers compared to 187,900 at the same time last year. The strong growth of Czech On Line’s voice and broadband customers could only partly offset churn from dial-up customers.

4    Telekom Austria Group: Results for the Financial Year 2006

Detailed operational figures of the wireless segment are shown in the appendix on page 21 and 22
Revenues of Czech On Line declined by 3.0% to EUR 6.5 million in the reporting quarter compared to 4Q 05. Operating loss was EUR 1.2 million in 4Q 05 compared to EUR 1.7 million in 4Q 06 as a result of a decline in the highly profitable dial-up business as well as higher marketing and sales costs.
Adjusted EBITDA amounted to a loss of EUR 1.0 million in 4Q 06 compared to a loss of EUR 0.7 million in 4Q 05.
Czech On Line reacted to the declining customer base and profitability by focusing on access technology via local loop unbundling at selected locations and plans to become a provider of “dual play” with data and VoIP services.
Wireless
Year-on-year comparison:
Revenues in the wireless segment grew by 16.8% to EUR 2,902.6 million during 2006. This growth was primarily driven by the contribution of Mobiltel for the full year 2006 as well as the subscriber growth and the strong data business. On a comparable basis, excluding Mobiltel, wireless revenues increased by 4.6% to EUR 2,325.1 million. All companies contributed to the organic growth primarily with higher traffic revenues in all international operations as well as higher monthly rental revenues in Austria and Bulgaria. Higher roaming revenues in Austria and Croatia also led to this growth in operating revenues.
Operating income increased by 23.2% to EUR 677.1 million mainly through the full year contribution of Mobiltel as well as strong results in all international operations. Excluding Mobiltel, wireless operating income rose by 4.9% to EUR 478.2 million primarily due to an excellent performance of Vipnet and Si.mobil.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 21.5% to EUR 1,175.4 million mainly due to the contribution of Mobiltel. Excluding Mobiltel, wireless operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 2.7% to EUR 835.1 million driven by Vipnet and Si.mobil.
Quarterly comparison:
The total number of customers grew by 14.2% to 10.2 million at the end of December 2006 compared to the end of previous year. The contract subscriber base could be increased by 21.1% at the end of 2006 compared to 2005.
Wireless revenues increased by 3.8% to EUR 730.6 million in 4Q 06 compared to the same period of the previous year mainly as traffic, monthly rental, roaming and other revenues exceeded last years levels. Mobiltel, Vipnet and Si.mobil showed strong growth of traffic revenues as a result of a larger average subscriber base and higher customer roaming revenues in Bulgaria. Monthly rental revenues in Austria increased due to more data packages sold. Higher national roaming revenues in Austria and Croatia also contributed to the growth in revenues.

Wireless*
in EUR million	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

Revenues	730.6	703.7	3.8%	2,902.6	2,484.8	16.8%

Operating income	114.0	107.9	5.7%	677.1	549.8	23.2%

Adjusted EBITDA**	245.8	228.6	7.5%	1,175.4	967.7	21.5%

*	Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the Financial Year 2006    5

Operating income increased by 5.7% to EUR 114.0 million in 4Q 06, as revenues growth offset the increase in expenses included EUR 1.8 million for the newly introduced employee participation program recorded in the fourth quarter 2006.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 7.5% to EUR 245.8 million in 4Q 06.
Data revenues as a percentage of traffic-related revenues improved by 3.0 percentage points to 21.7% in 4Q 06 compared to 4Q 05.
mobilkom austria
Promotions and attractive tariffs led to further customer growth at mobilkom austria. The company gained 101,100 net additions during the 4Q 06 and increased its customer base to 3.6 million at year-end 2006. This growth was primarily due to a substantial increase in contract subscribers driven by strong sales of data cards as well as USB modems. Furthermore the company gained new customers in the youth segment. In addition the new no-frills brand bob supported growth of the contract subscriber base.
The churn rate decreased slightly by 0.3% percentage points to 4.2% due to successful retention measures.
mobilkom austria is the leading mobile operator in Austria and its market share remained almost stable at 38.7% compared to 39.1% a year ago. The company could increase the gap to its competitor T-Mobile considerably. Mobile penetration reached 114.2% at the end of 2006 compared to 106.0% at the end of the previous year.
mobilkom austria introduced the unlimited tariffs in 2005 and the zero tariffs in 2006. Both tariffs include a higher monthly fixed fee and free-of-charged destinations. These tariffs led in 2006 to an increase of average minutes of use charged per subscriber and the number of SMS sent.
Average revenues per user (ARPU) decreased by 7.0% to EUR 33.4 as the average interconnection revenues per user declined following the reductions of mobile termination rates set by the regulator as well as lower consumer tariffs. An increase in data ARPU of 19.1% to EUR 5.6 in 4Q 06 partly offset the decline. Data revenues as a proportion of traffic-related revenues grew by 5.2 percentage points to 24.1% in 4Q 06 compared to 4Q 05. mobilkom austria had already sold roughly 140,000 data cards and USB modems at the end of 2006 compared to 50,000 at the end of previous year. The company had more than 1.4 million Vodafone live! customers at the end of December 2006.
mobilkom austria’s strong data business is mainly built on its innovation leadership and focus on new technologies. After the upgrade of the HSDPA network in June 2006, mobilkom austria presented a live demonstration via HSUPA in November 2006. HSUPA allows for up-load transmission rates of up to 1.4 Mbit/s, which are 22 times faster than UMTS and represent the highest up-load speeds currently available using mobile technology.
mobilkom austria’s revenues decreased by 1.2% to EUR 434.7 million in 4Q 06 compared to 4Q 05 primarily as a result of lower traffic and equipment revenues. The decline in traffic revenues was caused by lower prices which could not be offset by an increase in customers and average minutes of use charged per subscriber (MoU). A lower average price per handset led to a decline in equipment revenues. Higher monthly and roaming revenues partially offset the decline in total revenues. Monthly rental revenues increased as mobilkom austria grew its contract subscriber base by 14.4% as well as the number of data packages sold. Roaming revenues increased as a consequence of higher traffic volume and higher revenues from national roaming.
6    Telekom Austria Group: Results for the Financial Year 2006

Operating income remained almost stable at EUR 58.9 million in 4Q 06 compared to EUR 59.3 million in 4Q 05 as lower subscriber acquisition costs (SAC) mainly offset lower revenues and higher depreciation and amortization charges. SAC fell by 39.2% due to a lower price per handset and lower commissions despite an increase of gross adds. The subscriber retention costs (SRC) remained stable compared to the previous year.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 1.3% to EUR 125.3 million during 4Q 06 driven by lower subscriber acquisition costs per gross add.
Mobiltel
Mobiltel continued to perform well with 231,600 net adds in 4Q 06. The company increased its subscriber base by 18.7% to 4.3 million customers compared to the previous year. The number of contract subscribers showed a strong growth by 27.5% to 1.6 million at the end of December 2006 compared to last year.
Due to the continuous subscriber growth of all operators the penetration rate increased from 79.5% in 2005 to 105.9% at the end of 2006. The market share of Mobiltel declined from 57.6% to 52.5% at the end of December 2006 following the entrance of a third operator in 4Q 2005.
Churn increased from 4.8% in 4Q 05 to 6.6% in 4Q 06 mainly driven by higher prepaid churn due to a very competitive market situation.
Average revenues per user (ARPU) decreased from EUR 11.7 in 4Q 05 to EUR 10.8 in 4Q 06 as a consequence of lower average prices and lower minutes of use charged per subscriber (MoU). Lower average prices were a result of an increased call volume of cheaper on-net calls as well as a growing number of subscribers taking up tariff plans with lower prices or free minutes for an additional monthly fee. Average minutes of use charged per subscriber (MoU) declined by 2.9% to 56.2 minutes.
During the fourth quarter of 2006 Mobiltel’s revenues rose by 12.2% to EUR 151.6 million compared to 4Q 05 primarily as a result of higher traffic revenues. Traffic revenues grew due to increased customer roaming revenues following the introduction of the tariff Vodafone World as well as higher prepaid usage.
Mobiltel’s operating income fell by 7.2% to EUR 41.3 million compared to 4Q 05 due to higher depreciation and amortization charges driven by a reduction of economic life of certain equipment. In addition higher marketing & sales costs contributed to a decline in operating income.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 9.6% to EUR 81.3 million in 4Q 06 compared to 4Q 05 as higher operating revenues exceeded higher operating expenses.
Vipnet
As of December 31, 2006 Vipnet serviced 1.9 million customers, 82.8% of which use prepaid services, and increased its customer base in 2006 by 18.6% compared to 2005. The contract subscriber base rose by 30.6% to 329,600 at the end of 2006 compared to the previous year.
The penetration rate in Croatia increased strongly by 18.1 percentage points and reached 101.0% at the end of 4Q 06. Vipnet’s market share stood at 42.9% at the end of December 2006 compared to 44.1% at the end of 2005.
Telekom Austria Group: Results for the Financial Year 2006    7

The churn rate of Vipnet was 4.1% in the 4Q 06.
Lower monthly fees per subscriber, lower tariffs for on-net calls as well as lower revenues from termination led to a decline in average revenues per user (ARPU) by 14.7% to EUR 15.7 in 4Q 06.
Vipnet’s revenues rose by 7.8% to EUR 111.4 million in 4Q 06 compared to the same period of 2005 primarily driven by higher traffic and equipment revenues. Traffic revenues grew due to a larger subscriber base which more than offset lower average prices as well as lower minutes of use charged per subscriber (MoU) Higher average prices per handsets led to higher equipment revenues in 4Q 06.
Operating income increased considerably by 65.0% to EUR 13.2 million in the reporting quarter of 2006 compared to 2005 as higher revenues mainly from traffic and equipment sales exceeded higher operating expenses. Lower depreciation and amortization charges supported this growth in operating income. The increase in operating expense was mainly caused by a rise of material expenses due to a higher number of handsets with higher average costs of goods sold.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) grew by 10.9% to EUR 31.6 million in 4Q 06 as higher operating revenues more than offset higher operating expenses.
Si.mobil
Si.mobil gained 15,000 new customers during 4Q 06. The subscriber base at year-end 2006 amounted to 420,900 customers, an increase of 17.0%, compared to the end of 2005. The number of contract subscribers showed a strong growth of 37.0% year-on-year, equaling a contract share of 57.5% up from 49.1% in 4Q 05.
Si.mobil’s market share rose from 22.7% at the end of 2005 to 24.9% at the end of 2006 due to a very strong market performance of Si.mobil. The mobile penetration rate in Slovenia reached 85.4% at the end of 4Q 06 compared to 80.1% a year ago.
The churn rate of Si.mobil remained stable at 5.6% as lower contract churn fully offset higher churn in the prepaid segment.
Average revenues per user (ARPU) grew by 16.1% to EUR 20.9 in 4Q 06 compared to 4Q 05. This development was driven by a higher contract subscriber base, an increase in minutes of use charged per subscriber (MoU) by 38.6% to 111.6 minutes as well as a higher SMS usage.
Revenues rose by 29.3% to EUR 35.7 million primarily as a result of higher traffic revenues. A higher number of contract subscribers and stronger ARPU led to the increase in traffic revenues. Higher usage from SMS, GPRS and Vodafone live! drove data revenues.
Operating income improved from a loss of EUR 3.4 million to an income of EUR 1.2 million. Higher operating revenues and strict cost management led to this turnaround.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) more than tripled to EUR 7.7 million during 4Q 06 compared to the same period last year.
Consolidated net profit
Year-on-year comparison:
During 2006 net interest expenses increased by 1.2% to EUR 113.5 million compared to the same period last year in line with slightly higher net debt.
8    Telekom Austria Group: Results for the Financial Year 2006

Income tax expenses decreased by 7.9% to EUR 96.1 million despite higher taxable income, mainly due to one-time tax benefits in the amount of EUR 43.6 million resulting from a tax benefit of EUR 18.6 million due to changes in tax rates in Bulgaria and Slovenia 4Q 06. Additionally an accrual for uncertainties of EUR 8.7 million was released in 3Q 06. Due to improved business prospects for Si.mobil another tax benefit of EUR 16.3 million was recorded.
The effective tax rate decreased from 20.3% in 2005 to 14.6% in 2006.
Overall, net income grew by 37.4% to EUR 561.8 million in 2006 mainly as a result of the consolidation of Mobiltel. The growth of net income was supported by the tax benefits described above.
Basic and diluted earnings per share increased by 41.7% to EUR 1.19 during 2006 compared to the same period last year.
Quarterly comparison:
Net interest expenses increased by 5.3% to EUR 30.0 million attributable to lower interest income in line with lower funds invested. A decrease of interest expenses as a result of a lower interest rate could partly offset this development.
Income tax benefit increased from EUR 6.1 million in 4Q 05 to EUR 16.8 million in 4Q 06 despite a higher taxable income, mainly due to one-time tax benefits in the amount of EUR 34.9 million. Changes in tax rates in Bulgaria and Slovenia resulted in a one-time tax benefit of EUR 18.6 million in 4Q 06. Due to improved business prospects for Si.mobil a tax benefit of EUR 16.3 million was recorded.
Net income in 4Q 06 rose significantly by 63.6% to EUR 63.3 million due to higher contributions of Vipnet and Si.mobil as well as the one-time tax benefits described above. Basic and diluted earnings per share rose from EUR 0.09 to EUR 0.14.
Capital expenditure
Year-on-year comparison:
During 2006, total capital expenditure for tangible and intangible assets increased by 58.8% to EUR 996.7 million. Capital expenditure for tangible assets increased by 5.9% to EUR 560.7 million and for intangible assets from EUR 98.2 million in 2005 to EUR 436.0 million in the reporting year mainly driven by the acquisition of the 3rd license in Serbia.
Wireline capital expenditure for tangible assets declined by 10.1% to EUR 260.4 million mainly as a result of lower investments in the broadband and voice access network. Capital expenditure for tangible assets in 2005 included a one-time capital expenditure of EUR 16.6 million required under the Austrian Telecommunications Interception Ordinance to allow Austrian law enforcement agencies to standardize the data exchange.

Capital expenditure
in EUR million	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

Wireline tangible	98.6	97.6	1.0%	260.4	289.5	-10.1%

Wireless tangible	110.1	94.1	17.0%	300.3	239.9	25.2%

Tangible	208.7	191.7	8.9%	560.7	529.4	5.9%

Wireline intangible	7.0	10.2	-31.4%	23.5	24.6	-4.5%

Wireless intangible	359.6	47.7	653.9%	412.5	73.6	460.5%

Intangible	366.6	57.9	533.2%	436.0	98.2	344.0%

Total capital expenditure	575.3	249.6	130.5%	996.7	627.6	58.8%

Telekom Austria Group: Results for the Financial Year 2006    9

Capital expenditure for intangible assets in the wireline segment fell by 4.5% to EUR 23.5 million during 2006 due to lower rights of use for IT-projects.
The 25.2% increase in capital expenditure for tangible assets in the wireless segment to EUR 300.3 million is attributable to the contribution of Mobiltel for a full year in 2006. Excluding Mobiltel, wireless expenditure for tangible assets increased by 3.4% to EUR 202.6 million mainly due to higher investments for the UMTS and HSDPA roll-out in Austria.
Both the acquisition of the competitor’s mobile communication sites in Slovenia and investments for the UMTS launch in this country contributed to this increase.
Wireless capital expenditure for intangible assets increased from EUR 73.6 million in 2005 to EUR 412.5 million in 2006 due to the 3rd license in Serbia which was acquired in the 4Q 06 for EUR 320 million.
Quarterly comparison:
Capital expenditure for tangible and intangible assets increased from EUR 249.6 million in 4Q 05 to EUR 575.3 million in the reporting quarter. Capital expenditure for tangible assets increased by 8.9% to EUR 208.7 million and for intangible assets increased from EUR 57.9 million to EUR 366.6 million due to the acquisition of the 3rd license in Serbia for EUR 320 million.
During 4Q 06 capital expenditure for tangible assets in the wireline segment increased by 1.0% to EUR 98.6 million because of higher investments in core net and IT partly offset by lower investments in the access network.
Higher investments in Austria for UMTS and HSDPA led to a 17.0% increase in capital expenditure for tangible assets in the wireless segment to EUR 110.1 million in 4Q 06.
Capital expenditure for intangible assets in the wireline segment decreased from EUR 10.2 million in 4Q 05 to EUR 7.0 million in 4Q 06 as a consequence of lower investments for IT and billing software.
Wireless capital expenditure for intangible assets rose from EUR 47.7 million to EUR 359.6 million as a result of the acquisition of the license in Serbia for EUR 320 million.
Cash flow and net debt
Year-on-year comparison:
Cash generated from operations decreased by 2.9% to EUR 1,589.9 million due to a negative impact from working capital movements mainly as a result of an increase in inventories, prepaid expenses & other assets as well as a decrease in accounts payable and other liabilities and deferred income despite a higher net income.
Cash used in investing activities decreased from EUR 1,780.9 million to EUR 971.6 million primarily as a result of the payment for the acquisition of Mobiltel included in 2005 partially offset by the acquisition of the license in Serbia for EUR 320 million.

Cash flow and net debt
in EUR million	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

Cash generated from operations	430.4	489.6	-12.1%	1,589.9	1,637.7	-2.9%

Cash from (used in) investing activities	-559.7	-526.0	-6.4%	-971.6	-1,780.9	45.4%

Cash from (used in) financing activities	133.9	26.0	414.8%	-608.8	-28.1	-2067.5%

Effect of exchange rate changes	0.5	-0.4	224.1%	-1.1	-0.1	-968.0%

Net increase (decrease) in cash and cash equivalents	5.1	-10.8	-147.7%	8.4	-171.4	-104.9%

in EUR million	Dec. 31, 06	Dec. 31, 05	% change

Net debt	3,169.0	3,113.7	1.8%

10    Telekom Austria Group: Results for the Financial Year 2006

Cash from financing activities showed an outflow of EUR 608.8 million during 2006 compared to an outflow of EUR 28.1 million during 2005. This was primarily caused by the proceeds from the issuance of two bonds in 2005 as well as acquisition of more treasury shares and higher dividend payments in 2006.
Quarterly comparison:
Cash generated from operations decreased by 12.1% to EUR 430.4 million mainly as a result of a negative impact of working capital movements mainly due to a less pronounced increase in accounts payable in 4Q 06 compared to 4Q 05 despite an improved net income.
Cash outflow from investing activities increased by 6.4% to EUR 559.7 million in 4Q 06 including the acquisition of the license in Serbia for EUR 320 million in 4Q 06.
Cash used in financing activities showed an inflow in the amount of EUR 133.9 million in 4Q 06 compared to EUR 26.0 million in the same period last year. In 4Q 06 the structure of financing was characterized by an increase in short term borrowings of EUR 254.6 million whereas in 4Q 05 long term financing was increased by EUR 274.1 million in total enabling a reduction of short term borrowings by EUR 196.6 million.
Net debt increased by 1.8% from EUR 3,113.7 million as of December 31, 2005 to EUR 3,169.0 million as of December 31, 2006 due to the acquisition of the license in Serbia as well as more treasury shares acquired despite a higher net income.
The net debt to equity ratio (net gearing) increased to 112.2% at the end of December, 2006 compared to 106.7% at the end of December of the previous year.
This increase was caused by a higher net debt level as well as a higher number of treasury shares resulting in lower equity.
Net debt includes long-term debt, short- term borrowings, capital leases, cash and cash equivalents, marketable securities available for sale, short-term financing with related parties as well as financial instruments included in other assets and other current assets. The short-term portion of cross-border lease obligations is excluded from short-term borrowings for the calculation of net debt.
Personnel
At year end 2006 the workforce decreased by 167 full-time equivalents to 15,428 employees compared to year-end 2005.
The number of employees in the wireline segment decreased by 124 employees.
The wireless segment registered a decrease 43 employees end of 2006 compared to the end of previous year.
Other events
In October 2006, the national assembly of the Republic of Bulgaria agreed to a tax reform, which became effective as of January 1, 2007. In addition to the reduction of corporate income tax from 15% to 10% effective from January 1, 2007 goodwill amortization is not allowed for tax purposes anymore.
On October 10, 2006 Telekom Austria Group announced that ÖIAG’s stake in Telekom Austria has fallen from 25.4% at the end of June 30, 2006 to 25.2%.

Personnel (full-time equivalent)	End of period			Average of period
	Dec. 31, 06	Dec. 31, 05	change	FY 2006	FY 2005	change

Wireline	9,433	9,557	-124	9,503	9,603	-100

Wireless	5,995	6,038	-43	5,990	4,800	1,190

Total	15,428	15,595	-167	15,493	14,403	1,090

Telekom Austria Group: Results for the Financial Year 2006    11

On October 23, 2006 Hans Tschuden has been appointed by the Supervisory Board as the new CFO of the Telekom Austria Group for a period of 5 years. He will succeed Stefano Colombo, whose mandate expires in spring 2007.
On November 2, 2006 the Slovenian parliament passed an act gradually reducing the corporate income tax rate from 25% to 23% in 2007, 22% in 2008, 21% in 2009 and 20% from 2010 on.
On November 7, 2006 Telekom Austria Group won the 3rd mobile communication license in Serbia for EUR 320 million and 1 EURO. The license is valid for ten years with the option of automatic renewal for another ten years. Operations will be launched within 6 months from grant date on December 1, 2006.
On December 7, 2006 Telekom Austria announced that the salaries of Telekom Austria’s and mobilkom austria’s employees in Austria will be increased by 2.2% in line with the collective labor agreement as of January 1, 2007. In addition the Telekom Austria Group introduced an employee participation program based on the authorization of the annual general meeting held on May 23, 2006. The employee participation program is offered to active employees in Austria who did not receive stock options. Personnel expenses in the amount of EUR 10.1 million were recorded in December 2006.
On December 20, 2006 Telekom Austria agreed to acquire 100% of the share capital of the operating companies of eTel, subject to prior merger control approval, for a purchase price of approximately EUR 90 million. eTel provides voice, internet and data services and operates a virtual mobile network in Austria and a wholesale business in Central-Eastern Europe.
Telekom Austria acquired 5,890,917 treasury shares at an average purchase price of EUR 19.56 for a total amount of EUR 115.2 million in 4Q 06 compared to 2,893,551 treasury shares for a total amount of EUR 51.4 million in 4Q 05. As of December 31, 2006, Telekom Austria held 38,307,473 treasury shares corresponding to 7.8% of the shares issued reducing shareholder’s equity by a total amount of EUR 654.6 million.
Details of the purchases are published each Tuesday on our corporate website at www.telekom.at/share-buyback
The following major subsequent events occurred after December 31, 2006
On February 5, 2007 the Telekom Austria Group won the tender for the GSM 900/1800 license for the Republic of Macedonia. The cost of the license amounts to EUR 10 million. The license is granted for a period of 10 years, renewable for further 10 years. As one of the conditions contained in the license the company is required to launch operations within 6 months following the license grant date.
Based on the approval by the Supervisory Board, an additional tranche of options was granted to the eligible employees of Telekom Austria on January 8, 2007.
On March 5, 2007 Vipnet became the first operator in Europe to present mobile internet access via the HSPA (High Speed Packet Access) network and offered thereby mobile Internet access at speeds up to 7.2 Mbit/s.
12    Telekom Austria Group: Results for the Financial Year 2006

On March 6, 2007 the management board of the Telekom Austria Group resolved upon the cancellation of 8 % of treasury shares within 30 days from the date of resolution. Hence, upon cancellation, the management board will seek supervisory board approval to amend the articles of association to reflect the new number of bearer shares in issue.
Reporting changes
Starting in Q1 2007 Telekom Austria Group will report the segment corporate, fixed and mobile whereas fixed comprises the former wireline segment and mobile the former wireless segment. Corporate segment will include activities related to the holding function of the listed entity.
Forecast for 2007
The Telekom Austria Group expects revenues to show a stable development in the financial year 2007 compared to the previous year. This forecast already includes a decline in wholesale prices for international roaming as a result of competition. However, it is not yet possible to foresee the impact of the anticipated introduction of a comprehensive regulation for international roaming traffic by the European Commission.
The adjusted EBITDA margin will decrease by approximately 1.5 percentage points as a result of the decline in wholesale prices for international roaming and expenses related to the start of operations in Serbia and Macedonia. As a result, operating income is expected to be slightly lower despite a continued decline in depreciation, amortization and impairment charges.
The wireline segment expects business operations in 2007 to be characterized by a further decline in the number of subscriber lines, stronger competition in the broadband segment due to broadband offers from mobile operators and the sustained migration of voice minutes to mobile communications networks. This development is expected to result in a slight decline in revenues and adjusted EBITDA. Nevertheless, Telekom Austria expects operating income to show continued growth due to lower overall expenses.
In the wireless segment there are no signs that competitive pressure will ease in future. In fall 2007 the European Commission is expected to introduce comprehensive regulation of international roaming traffic, but it is impossible to anticipate what effect this will have at present. Despite the continued strong performance of the data business, revenues in Austria are expected to fall slightly due to a reduction in mobile termination charges.
However, Telekom Austria expects its international wireless subsidiaries to continue to contribute growth in 2007 as well. Revenues at the wireless segment are expected to grow slightly in 2007. However, adjusted EBITDA and operating income will be lower than in 2006 due to expenses in connection with the launch of operations in Serbia and Macedonia.
Capital expenditures will rise by approximately 18% due to the planned investments in Serbia and Macedonia.
Nevertheless, on the basis of net income for 2006 adjusted by one-off tax effects of EUR 43.6 million in the second half of the year, Telekom Austria expects net income to show an almost stable development in 2007.
Telekom Austria Group: Results for the Financial Year 2006    13

Disclaimer:
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditure;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
14    Telekom Austria Group: Results for the Financial Year 2006

TELEKOM AUSTRIA AG
Consolidated Balance Sheets

(in EUR millions)	Dec. 31, 2006	Dec. 31, 2005*

ASSETS
Current Assets
Cash and cash equivalents	125.1	116.8

Short term investments	14.5	15.1

Accounts receivable — trade, net of allowances	712.4	714.3

Receivables due from related parties	3.3	0.0

Inventories	111.3	90.9

Prepaid expenses	137.1	121.7

Income taxes receivable	22.2	9.2

Non current assets held for sale	0.0	0.9

Other current assets	34.3	27.6

Total Current Assets	1,160.2	1,096.5

Investments in associates	4.4	3.7

Financial assets long-term	77.1	86.8

Goodwill	1,188.6	1,188.4

Other intangible assets, net	1,855.1	1,664.0

Property, plant and equipment, net	3,216.0	3,583.0

Other assets	4.8	6.0

Deferred tax assets	53.4	68.3

Receivables due from related parties, long-term finance	0.1	0.0

TOTAL ASSETS	7,559.7	7,696.7

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Short-term borrowings	-562.1	-704.1

Accounts payable — trade	-508.4	-544.2

Provisions and accrued liabilities	-202.1	-176.7

Payables to related parties	-11.8	-11.3

Income taxes payable	-22.1	-12.8

Other current liabilities	-167.8	-206.9

Deferred income	-183.0	-199.5

Total Current Liabilities	-1,657.3	-1,855.5

Long Term Liabilities

Long term debt, net of current portion	-2,750.1	-2,557.7

Lease obligations, net of current portion	-57.4	-68.7

Employee benefit obligation	-111.6	-109.5

Provisions long-term	-72.7	-85.7

Deferred tax liabilities	-44.2	-50.9

Other liabilities and deferred income	-42.9	-50.0

Total Long Term Liabilities	-3,078.9	-2,922.5

Stockholders’ equity

Common stock	-1,090.5	-1,090.5

Treasury shares	654.6	256.4

Additional capital	-461.6	-460.1

Retained Earnings	-1,924.7	-1,624.1

Revaluation reserve	-0.4	-0.4

Translation adjustments	-0.9	0.0

Equity attributable to equity holders of the parent	-2,823.5	-2,918.7

Minority Interests	0.0	-0.1

Total Stockholders’ equity	-2,823.5	-2,918.8

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	-7,559.7	-7,696.7

*	Telekom Austria finalized its purchase price allocation of the acquisition of Mobiltel in the third quarter 2006. This resulted in an increase in goodwill, deferred tax liabilities and income taxes payable. Accordingly, 2005 comparative financial statements were adjusted.
Telekom Austria Group: Results for the Financial Year 2006    15

TELEKOM AUSTRIA AG
Consolidated Statements of Operations*

			4Q 06	4Q 05	FY 2006	FY 2005
(in EUR millions, except per share information)			unaudited	unaudited

Operating revenues	a	)	1,199.3	1,168.4	4,759.6	4,365.2

Other operating income			14.3	10.6	59.2	54.8

Operating expenses	b	)

Materials			-122.7	-123.3	-385.2	-350.1

Employee costs, including benefits and taxes			-223.4	-187.1	-768.3	-698.5

Depreciation and amortization			-290.5	-304.5	-1,123.9	-1,121.4

Impairment charges			-8.0	-17.4	-10.5	-17.4

Other operating expenses			-492.3	-487.1	-1,758.5	-1,612.9

Operating income			76.7	59.6	772.4	619.7

Other income (expense)

Interest income			5.3	9.6	20.0	32.7

Interest expense			-35.3	-38.1	-133.5	-144.9

Foreign exchange differences			-0.1	1.5	-0.3	1.3

(Loss) Income from investments			0.1	-0.3	-0.7	3.8

Equity in earnings of affiliates			-0.2	0.3	0.0	0.6

Income before income taxes, minority interests			46.5	32.6	657.9	513.2

Income tax expense/income			16.8	6.1	-96.1	-104.3

Net income			63.3	38.7	561.8	408.9

Attributable to:

Equity holders of the parent			63.3	38.7	561.8	408.9

Minority interests			0.0	0.0	0.0	0.0

Basic and fully diluted earnings per share			0.14	0.09	1.19	0.84

Weighted-average number of ordinary shares in issue			463,121,825	483,696,252	472,668,763	489,050,517

a) includes revenues from related parties of			3.4	0.1	5.3	0.2

b) includes operating expenses from related parties of			41.1	33.5	49.9	41.4

*	Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.
16    Telekom Austria Group: Results for the Financial Year 2006

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows*

	4Q 06	4Q 05**	FY 2006	FY 2005**
(in EUR million)	unaudited	unaudited

Cash generated from operations

Net Income	63.3	38.7	561.8	408.9

Adjustments to reconcile net income to cash generated from operations

Depreciation, amortization and impairment charges	298.4	321.9	1,134.4	1,138.8

Write-offs from investments	0.0	0.3	1.1	0.3

Employee benefit obligation — non cash	0.1	-5.1	-0.4	3.7

Allowance for doubtful accounts	6.1	14.7	34.3	43.4

Change in deferred taxes	-18.6	-5.4	8.3	62.6

Equity in earnings of affiliates less than (in excess of) dividends received	0.9	0.2	0.7	-0.1

Stock compensation	1.6	6.2	13.0	13.3

Employee participation program	10.1	0.0	10.1	0.0

Asset retirement obligation — accretion expense	0.9	0.7	3.4	3.2

Gain/Loss on sale of investments	-0.1	-0.1	-0.4	-4.0

Loss on disposal / retirement of equipment	-2.7	10.1	1.4	7.8

Other	-0.2	-0.8	0.0	-6.3

	359.8	381.6	1,767.7	1,671.7

Changes in assets and liabilities, net of effect of business acquired

Accounts receivable — trade	27.1	13.0	-32.6	28.1

Due from related parties	-2.5	0.0	-3.6	0.0

Inventories	-9.9	14.3	-20.4	-2.6

Prepaid expenses and other assets	-17.2	-16.2	-33.8	-0.8

Accounts payable — trade	71.8	132.5	-35.5	-19.6

Employee benefit obligation	-1.4	-6.1	-3.8	-12.2

Accrued liabilities	41.4	1.3	26.6	-13.8

Due to related parties	4.4	4.9	0.6	-0.8

Other liabilities and deferred income	-43.1	-35.8	-75.3	-12.4

	70.6	108.0	-177.8	-34.0

Cash generated from operations	430.4	489.6	1,589.9	1,637.7

Cash from (used in) investing activities

Capital expenditure, including interest capitalized	-575.3	-249.6	-996.7	-627.6

Acquisitions and investments, net of cash acquired	0.0	-280.2	0.0	-1,185.7

Sale of subsidiary, net of cash	0.0	0.0	-0.4	0.0

Proceeds from sale of equipment	13.7	4.0	28.1	24.2

Purchase of investments — short-term	-1.2	-3.8	-6.6	-48.9

Purchase of investments — long-term	-0.9	-0.7	-4.9	-1.7

Proceeds from sale of investments — short-term	3.8	4.0	7.3	57.2

Proceeds from sale of investments — long-term	0.2	0.3	1.6	1.6

Cash used in investing activities	-559.7	-526.0	-971.6	-1,780.9

Cash from (used in) financing activities

Proceeds from issuance of bonds and long term debt	0.0	180.0	300.0	1,169.0

Principal payments on bonds	0.0	-3.3	0.0	-348.6

Principal payments on long-term debt	-5.4	97.4	-244.5	-760.5

Changes in short-term bank borrowings	254.6	-196.6	3.7	214.5

Purchase of treasury shares	-115.3	-51.4	-406.8	-184.5

Dividends paid	0.0	0.0	-261.2	-117.9

Cash generated from (used in) financing activities	133.9	26.0	-608.8	-28.1

Effect of exchange rate changes	0.5	-0.4	-1.1	-0.1

Net increase (decrease) in cash and cash equivalents	5.1	-10.8	8.4	-171.4

Cash and cash equivalents at beginning of period	0.0	-0.0	116.8	288.2

Cash and cash equivalents at end of period	5.1	-10.8	125.1	116.8

*	Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.

**	Telekom Austria finalized its purchase price allocation of the acquisition of Mobiltel in the third quarter 2006. This resulted in an increase in goodwill, deferred tax liabilities and income taxes payable. Accordingly, 2005 comparative financial statements were adjusted.
Telekom Austria Group: Results for the Financial Year 2006    17

TELEKOM AUSTRIA AG
Consolidated Statement of Changes in Stockholders’ Equity

	Common	Treasury	Additional	Retained	Revaluation	Translation		Minority	Total
	stock*	stock*	paid in	earnings	reserve	adjustment	Total	interest	stockholders’
(in EUR millions)			capital						Equity

Balance December 31, 2005	1,090.5	-256.5	460.1	1,624.2	0.4	—	2,918.7	0.1	2,918.8

Foreign currency translation adjustment, net of EUR 0 deferred income tax						0.9	0.9		0.9

Net income recognized directly in equity							0.9		0.9

Net income				561.8			561.8		561.8

Total recognized income for the period							562.7		562.7

Distribution of Dividends				-261.3			-261.3		-261.3

Purchase of Treasury shares		-406.7					-406.7		-406.7

Employee participation program		8.6	1.5				10.1		10.1

Addition from acquisition								-0.1	-0.1

Balance December 31, 2006	1,090.5	-654.6	461.6	1,924.7	0.4	0.9	2,823.5	—	2,823.5

*	Number of shares of common stock per December 31, 2006 amounted to 500,000,000 unchanged to December 31, 2005.

**	Number of shares of treasury stock per December 31, 2006 amounted to 38,307,473 compared to 17,497,106 per December 31, 2005.
Net Debt

(in EUR millions)	Dec. 31, 06	Dec. 31, 05

Long-term debt	2,764.6	2,557.7

Short-term borrowings	562.1	704.1

- Short-term portion of capital and cross border lease	-9.4	-9.4

+ Capital lease obligations	0.1	0.6

Cash and cash equivalents, short-term and long term investments	-148.3	-139.3

Financial instruments, included in other assets and other current assets	-0.1	0.0

Net debt	3,169.0	3,113.7

Net debt/equity	-112.2%	-106.7%

Reconciliation from Adjusted EBITDA to Net Income*

	4Q 06	4Q 05	FY 2006	FY 2005
(in EUR millions)	unaudited	unaudited

Adjusted EBITDA (excluding impairment charges)**	375.1	381.5	1,906.8	1,758.5

Impairment charges	-8.0	-17.4	-10.5	-17.4

Consolidated adjusted EBITDA (including impairment charges)**	367.1	364.1	1,896.3	1,741.1

Depreciation and amortization	-290.5	-304.5	-1,123.9	-1,121.4

Interest income	5.3	9.6	20.0	32.7

Interest expense	-34.4	-37.5	-130.1	-141.7

Accretion expense	-0.9	-0.6	-3.4	-3.2

Foreign exchange differences	-0.1	1.5	-0.3	1.3

Income/loss from investments	0.1	-0.3	-0.7	3.8

Equity in earnings of affiliates	-0.1	0.3	0.0	0.6

Income before income taxes	46.5	32.6	657.9	513.2

Income tax expense	16.8	6.1	-96.1	-104.3

Net income	63.3	38.7	561.8	408.9

*	Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
18    Telekom Austria Group: Results for the Financial Year 2006

Operating Results by Segment*

	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
(in EUR million)	unaudited	unaudited

Operating revenues

Wireline	535.5	532.4	0.6%	2,119.5	2,123.9	-0.2%

Wireless	730.6	703.7	3.8%	2,902.6	2,484.8	16.8%

Other & eliminations	-66.8	-67.7	-1.3%	-262.5	-243.5	7.8%

Consolidated revenues	1,199.3	1,168.4	2.6%	4,759.6	4,365.2	9.0%

Operating income

Wireline	-37.6	-48.7	-22.8%	92.8	68.1	36.3%

Wireless	114.0	107.9	5.7%	677.1	549.8	23.2%

Other & eliminations	0.3	0.4	-25.0%	2.5	1.8	38.9%

Consolidated operating income	76.7	59.6	28.7%	772.4	619.7	24.6%

Adjusted EBITDA**

Wireline	129.2	152.6	-15.3%	729.4	789.4	-7.6%

Wireless	245.8	228.6	7.5%	1,175.4	967.7	21.5%

Other & eliminations	0.1	0.3	-66.7%	2.0	1.4	42.9%

Consolidated adjusted EBITDA**	375.1	381.5	-1.7%	1,906.8	1,758.5	8.4%

Capital expenditure*

	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
in EUR million	unaudited	unaudited

Wireline tangible	98.6	97.6	1.0%	260.4	289.5	-10.1%

Wireless tangible	110.1	94.1	17.0%	300.3	239.9	25.2%

Tangible	208.7	191.7	8.9%	560.7	529.4	5.9%

Wireline intangible	7.0	10.2	-31.4%	23.5	24.6	-4.5%

Wireless intangible	359.6	47.7	653.9%	412.5	73.6	460.5%

Intangible	366.6	57.9	533.2%	436.0	98.2	344.0%

Total capital expenditure	575.3	249.6	130.5%	996.7	627.6	58.8%

Personnel

Personnel (full-time equivalent)	End of period			Average of period
	Dec. 31, 06	Dec. 31, 05	change	FY 2006	FY 2005	change

Wireline	9,433	9,557	-124	9,503	9,603	-100

Wireless	5,995	6,038	-43	5,990	4,800	1,190

Total	15,428	15,595	-167	15,493	14,403	1,090

*	Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the Financial Year 2006    19

Operational Data Wireline

Lines and channels (in ’000):	Dec. 31, 06	Dec. 31, 05	% change

PSTN access lines	2,244.2	2,374.5	-5.5%

Basic ISDN access lines	391.3	420.1	-6.9%

Multi ISDN access lines	7.1	7.3	-2.3%

Total access lines	2,642.6	2,801.9	-5.7%

Total access channels	3,240.7	3,433.7	-5.6%

ADSL retail access lines	571.4	468.5	22.0%

ADSL wholesale access lines	122.3	105.8	15.6%

Total ADSL access lines	693.6	574.3	20.8%

Traffic minutes (in millions of minutes) during the period:	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

National	853	965	-11.6%	3,491	3,866	-9.7%

Fixed-to-mobile	194	211	-8.1%	793	839	-5.5%

International	101	110	-7.2%	412	442	-6.7%

Total voice minutes	1,148	1,286	-10.6%	4,696	5,147	-8.7%

Internet dial up	286	505	-43.4%	1,425	2,287	-37.7%

Total wireline minutes	1,435	1,791	-19.9%	6,121	7,433	-17.6%

Total voice market share				56.9%	55.4%

Total market share (incl. Internet dial up)				56.8%	55.7%

Total average voice telephony tariff (EUR/min.)	0.076	0.077	-1.7%	0.076	0.077	-1.3%

Total average Internet dial-up tariff (EUR/min.)	0.019	0.016	18.8%	0.018	0.017	2.9%

ADSL ARPU residential	28.8	29.8	-3.1%	28.8	30.3	-5.1%

	Dec. 31, 06	Dec. 31, 05	% change

Internet subscribers in Austria (‘in 000)	1.506	1.424	5.7%

Czech On Line customers (‘in 000)	148.2	187.9	-21.1%

	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
Wireline operating revenues (in EUR million)	unaudited	unaudited

Switched voice traffic revenues	88.1	98.0	-10.1%	361.0	398.1	-9.3%

Switched voice monthly rental & other voice telephony revenues	126.6	133.2	-5.0%	520.2	548.8	-5.2%

Payphones & value added services	11.1	11.2	-0.9%	44.9	48.1	-6.7%

Data & IT-solutions including wholesale	115.6	111.0	4.1%	425.0	419.7	1.3%

Internet access & media	70.5	66.0	6.8%	268.9	241.9	11.2%

Wholesale voice telephony & Internet	89.8	80.6	11.4%	380.1	349.3	8.8%

Other	33.8	32.4	4.3%	119.4	118.0	1.2%

Total wireline operating revenues	535.5	532.4	0.6%	2,119.5	2,123.9	-0.2%

20    Telekom Austria Group: Results for the Financial Year 2006

Operational Data Wireless*

Wireless (EUR million)	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	730.6	703.7	3.8%	2,902.6	2,484.8	16.8%

Operating income	114.0	107.9	5.7%	677.1	549.8	23.2%

Adjusted EBITDA**	245.8	228.6	7.5%	1,175.4	967.7	21.5%

Data as a portion of traffic-related revenues	21.7%	18.7%

Wireless, on a comparable basis, excl. Mobiltel	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	580.7	568.5	2.1%	2,325.1	2,223.0	4.6%

Operating income	72.7	63.3	14.8%	478.2	456.0	4.9%

Adjusted EBITDA**	164.4	154.4	6.5%	835.1	813.3	2.7%

	Dec. 31, 06	Dec. 31, 05	% change

Subscribers (‘000)	10,236.4	8,963.1	14.2%

mobilkom austria*** (EUR million)	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	434.7	439.8	-1.2%	1,726.6	1,714.9	0.7%

Operating income	58.9	59.3	-0.7%	354.0	362.1	-2.2%

Adjusted EBITDA**	125.3	123.7	1.3%	608.1	616.7	-1.4%

Monthly ARPU (EUR)	33.4	35.9	-7.0%

Data as a portion of traffic-related revenues	24.1%	18.9%

Subscriber acquisition cost (SAC)	15.8	26.0	-39.2%

Subscriber retention cost (SRC)	22.9	22.7	0.9%x

Churn (3 months)	4.2%	4.5%

Monthly MOU charged/ø subscriber	164.6	142.8	15.3%

	Dec. 31, 06	Dec. 31, 05	% change

Subscribers (‘000)	3,630.5	3,392.2	7.0%

Contract share	60.8%	56.9%

Market share	38.7%	39.1%

Market penetration	114.2%	106.0%

Mobiltel (EUR million) for the full period for purpose of
comparision only	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	151.6	135.1	12.2%	583.8

Operating income	41.3	44.5	-7.2%	198.9

Adjusted EBITDA**	81.3	74.2	9.6%	340.2

Monthly ARPU (EUR)	10.8	11.7	-7.7%

Mobiltel (EUR million) as reported	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change

Revenues					262.6

Operating income					93.7

Adjusted EBITDA**					154.3

	Dec. 31, 06	Dec. 31, 05	% change

Subscribers (‘000)	4,267.9	3,594.2	18.7%

Contract share	36.8%	34.3%

Market share	52.5%	57.6%

Market penetration	105.9%	79.5%

*	Consolidated 2006 financial statements of Telekom Austria include figures for Mobiltel. Results for 2005 include contributions from Mobiltel for the period from July 12, 2005 through December 31, 2005.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

***	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.
Telekom Austria Group: Results for the Financial Year 2006    21

Operational Data Wireless

Vipnet* (EUR million)	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	111.4	103.3	7.8%	474.8	422.0	12.5%

Operating income	13.2	8.0	65.0%	112.2	88.2	27.2%

Adjusted EBITDA**	31.6	28.5	10.9%	190.5	168.7	12.9%

Monthly ARPU (EUR)	15.7	18.4	-14.7%

	Dec. 31, 06	Dec. 31, 05	% change

Subscribers (‘000)	1,912.3	1,612.9	18.6%

Contract share	17.2%	15.6%

Market share	42.9%	44.1%

Market penetration	101.0%	82.9%

Si.mobil (EUR million)	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	35.7	27.6	29.3%	131.2	100.8	30.2%

Operating income	1.2	-3.4	—	10.5	3.8	176.3%

Adjusted EBITDA**	7.7	2.4	220.8%	33.6	24.8	35.5%

Monthly ARPU (EUR)	20.9	18.0	16.1%

	Dec. 31, 06	Dec. 31, 05	% change

Subscribers (‘000)	420.9	359.6	17.0%

Contract share	57.5%	49.1%

Market share	24.9%	22.7%

Market penetration	85.4%	80.1%

mobilkom liechtenstein (EUR million)	4Q 06	4Q 05	% change	FY 2006	FY 2005	% change
	unaudited	unaudited

Revenues	6.0	4.6	30.4%	25.9	15.6	66.0%

Operating income	0.4	0.0	—	2.9	1.6	81.3%

Adjusted EBITDA**	0.7	0.2	250.0%	3.7	2.3	60.9%

	Dec. 31, 06	Dec. 31, 05	% change

Subscribers (‘000)	4.8	4.2	14.3%

*	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
22    Telekom Austria Group: Results for the Financial Year 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: March 7, 2007